



Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 045/2005

May 24, 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th



ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI , TELEX : ITALTHAI TH 81180 , TEL : (+ 622) 716 - 1600 , FAX : (+ 662) 716 -1488

82-4299

The Report of material events field with the Stock Exchange of Thailand (" SET ") from November 2004 - May 2005.

24/05/2005 08:38



ITD : Notification of Additional Information

Translation

Subject : Notification of Additional Information
Regarding the Explosives Detectors Purchase Problem

Reference : Letter of SEC no. 888/2548 Date May 3,2005

Italian-thai Development Public Company Limited (the "Company") would like to notify the following additional information regarding the explosives detectors purchase problem :

According to the Supplementary Agreement-1 ("SA-1"). ITO Joint Venture has to completely install the explosives detectors within September 28, 2005. If the installation is delayed and causes delay to the works under the main contract of the Main Terminal Building ("MTB"), and not able to prove that the delay is not the Joint Venture's default, ITO Joint Venture may has to pay the Liquidated Damages in amount of Baht 2.5 million/day in accordance with the conditions of MTB Contract and the Company will be responsible for 40% of such total Liquidated Damages, equivalent to Baht 1 million/day, in proportion to the Company's portion of its share holding in ITO Joint Venture.

At present, the New Bangkok International Airport Company Limited ("NBIA"), the Client, still has not come up with the specific solution for this problem. However, the Company found out from the media that the Government is considering the following options :-

1) To directly purchase the explosives detectors from the selected manufacturer if they are able to regain the image of Thailand. In this case, there are two possible actions :-
1.1) NBIA directly purchase the explosives detectors from the selected manufacturer instead of purchasing through ITO Joint Venture. This action requires the deletion of the explosives detectors supply portion from the scope of work in SA-1.
1.2) NBIA directly purchase the explosives detectors from the selected manufacturer but leave ITO Joint Venture to pay the manufacturer for the equipments and undertakes all the other works under the SA-1.

2) Subject to no conflict with the regulation and contract allow, abort the purchasing of explosives detectors from the selected manufacturer and purchase from other manufacturer for use in the work under the SA-1. The consequence, if NBIA proceed with any of the above action,

- Choice 1.1) : NBIA directly purchases the explosives detectors from the selected manufacturer instead of purchasing through ITO Joint Venture. This will decrease the value of the SA-1 works at the amount of the value of explosives detectors only. The result is a decrease in the income and expense of this portion without affect the profit from this work because the value of this equipment in SA-1 is set as if ITO Joint Venture pass the equipments from the manufacturer to NBIA.
- Choice 1.2) : NBIA directly purchase the explosives detectors from the selected manufacturer and ITO Joint Venture pay the manufacturer for the equipment and maintain all responsibilities in SA-1. This will not affect any of the income, expense, and profit.
- Choice 2) : Purchases the explosives detectors from other manufacturer. This may affect the time for supply, modification to the building structure and other equipment to match with the new type of explosives detectors, all of which may result in a completion delay and the SA-1 conditions

has to be amended accordingly.

This delay is beyond ITO Joint Venture control (Force Majeure) and may prevent ITO Joint Venture from achieving the contract key date. It is expected that NBIA will reasonably grant ITO Joint Venture the Extension of Time.

The Company anticipates that any of the above actions will not seriously affect the ITO Joint Venture and ITO Joint Venture will use our best endeavors to speed up the work upon being informed of the resolution to complete this work with the minimum of disruption to the Project.

Pleased be informed accordingly



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16/05/2005 13:26



ITD : Reviewed Quarter-1 and Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.
ITALIAN-THAI DEVELOPMENT PCL.

	Reviewed	
Ending March 31,	(In thousands)	
	Quarter 1	
Year	2548	2547
Net profit (loss)	274,967	278,351
EPS (baht)	0.07	0.07

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature...
(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President
Authorized to sign on behalf of the company

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10/05/2005 17:41



ITD : Signed Contract, the Public Transportation (Revised)

Translation

Italian-Thai Development Public Company Limited
is pleased to inform the SET that on 6 May, 2005, the
Company signed a contract with New Bangkok International
Airport Co., Ltd. to proceed with the Construction of
Public Transportation Center at Suvarnabhumi Airport.

The details of the contract are as follows:-

Description of works :
Bus Terminal and Shopping Arcade 1 unit,
Car Rental Building 1 unit, Limousine
Building 1 unit, Public Taxi Building 1 unit,
Shuttle Bus Shelter 12 unit, Electrical work,
Plumbing work, Civil work,
landscape work. Total area is 108,800 m2

Contract value: Bt 301,650,688.79 (including VAT)

The period of work : 249 days

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28/04/2005 17:56



ITD : To declare that the purchaseof explosives detectors

Translation

The Stock Exchange of Thailand ("SET") has requested the Company to declare the news which relate to the finding investigation of the CTX explosives detectors purchase for the Suvarnabhumi International Airport by the US Department of Justice and the Securities and Exchange Commission. The said news have refered to ITO Joint Venture which Italian - Thai Development Public Company Limited ("ITD") has 40% equity stake and ITD is the contractor who constructs the Passenger Terminal Building and the Concourse Building .

The Company would like to declare that the purchase of explosives detectors is the part of the additional work of explosives detection systems which the New Bangkok International Airport Company Limited ("NBIA") is the client of ITO Joint Venture.

On Dec 9, 2004 Patriot Business Consultant Co.,Ltd., ("Patriot"), the sub-contractor for purchasing and installation of explosives detectors, informed ITO Joint Venture (and later in writing on Dec 16,2004) that Invision Technology Co. Ltd. ("Invision"), the explosives detectors manufacturer, has to sell the explosives detectors directly to NBIA due to the press release of the US Department of Justice and the Securities and Exchange Commission on the irregularity of business dealing of Invision discovered in the course of due diligence before Invision was merged with GE.

Then, all related parties, NBIA , GE (Invision), ITO JV. and Patriot had held meetings to consider this case continuously and expects to sign the agreement in the near future and the progress will be followed up and reported.



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22/04/2005 08:42



ITD : Form for Report on Names of Members and Scope of Performance

F 24-3

Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Annual General Shareholders' meeting of Italian-Thai Development Public Company Limited Company No. 1/2005 held on April 20 , 2005 passed resolutions Member of the Audit Committee with the following details :

1. Mr. William Zentgraf Member of the Audit Committee

therefore, at April 20, 2005

1. Names of members of the Audit Committee are as follows :

Chairman of the Audit Committee - Pol.Lt.Chatrachai Bunya-Anata
Remaining terms Of holding office , 3 years
Member of the Audit Committee - Prof.Dr. Mingsarn Kaosa-ard
Remaining terms Of holding office , 3 years
Member of the Audit Committee - Dr. Krisorn Jittorntrum
Remaining terms Of holding office , 3 years
Member of the Audit Committee - Mr. William Zentgraf
Remaining terms Of holding office , 3 years

Secretary of the Audit Committee
- Mr. Withit Ouaysinprasert Manager (Internal Audit)

Certificates and Resumes of 1 members of the Audit Committee are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on:

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report by the Audit Committee for publication in the Annual Report of the Company.
7. Act on other manners as directed by the Board of Directors.



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21/04/2005 13:14



ITD : The resolution of AGM 1/2005

ITD Announces Resolutions Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Annual General Meeting of Shareholders No. 1/2005 held on April 20, 2005 at 2.30 p.m. at the head office's conference room on 37th floor, as follows;

1. To certify the minutes of the Annual General Meeting of Shareholders No. 1/2004 held on April 2, 2004.

2. To ratify the 2004 operating result.

3. To approve the Company's Balance Sheets and Profit and Loss Statements for the year ended, as of December 31, 2004.

4. To approve the allocation of partial profits as legal reserve for an amount of Baht 60,876,000 (Baht : Sixty Million Eight Hundred and Seventy-Six Thousand).

5. To approve the payment of dividend for 2004 accounting period to Shareholders whose names in the share register book of the Company on April 8, 2005 at the rate of Baht 0.07 per share.

6. To re-appoint directors, Mr. Boonmee Pisanuwongse, Mr. Pathai Chakornbundit and Mr.Yuthachai Charanachitta who resigned by rotation and appoint Mr. Tawatchai Suthiprapha, be one additional director and appoint Mr. William Zentgraf, be one additional independent director and determined the directors' remuneration for the year 2005 of not more than Baht 5,650,000 per annum.

7. To re-appoint audit committees, Pol.Lt. Chatrachai Bunya-Ananta, Prof.Dr. Mingsarn Kaosa-Ard and Dr. Krisorn Jittorntrum who resigned by rotation and determined the audit committee's remuneration for the year 2005 of not more than Bt 1,710,000 per annum as well as ratified the increase of the audit committee's remuneration for the the year 2004 from Baht 780,000 to Baht 1,130,000.

8. To appoint Mr. Ruth Chawanakawee a certified auditor No. 3247 and/or Mrs. Nonglak Phumnoi a certified auditor No. 4172 of Ernst & Young Office Limited as auditors with fee of Baht 1,830,000

9. To approve the decrease of the registered capital by Baht 400,000,000 (Four Hundred Million) from the existing registered capital of Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht). to Baht 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht).

10. To approve an amendment of Clause 4. of the Memorandum of Association to be in line with the decrease of the registered capital as follows:

"Clause 4. The registered capital of Baht 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 4,193,678,180 (Four Thousand

Hundred and Eighty shares) shares at the par value of Baht One (Baht 1) per share which consists of 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and - (-) preferred shares."

11. To ratify the actions already carried out by the Board of Directors for investment in investment in Italthai Marine Co.,Ltd. , Thai Pride Cement Co.,Ltd. and Skanska Cementation India Limited


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21/04/2005 13:10



ITD : Signed Contract of Samui Village Project.

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on Mar 22,2005, the Company signed a contract with Samui Village Co.,Ltd. to proceed with the construction of Samui Village Project.

The details of the contract are as follows:-

Description of works: Construction of Guest Building with 29 units, Services Building with 9 Units, Public Building (including Spa) with 21 units and Driveway, Walkway and Parking.

Contract value: Baht 330.58 M. (Including VAT)

The period of work: 484 days

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28/03/2005 09:01



ITD : Signed COntract 3 Project

Translation
Italian-Thai Development Public Company Limited is pleased to inform SET that during February - March 2005 the Company signed 3 contracts are as follows :

Name of Project	Client	Price (Baht) (including VAT)	Signing date
1.The Construction of Mueng Lak 333 years Celebration Sport Complex , Nakorn Ratchasrima Province. Period of work = 810 days	The Sports Authority of Thailand	2,086.76 M	Mar 22, 2005
2.The Construction of 5 Special U-Turns route 34 road section Bangna-Suvarnabhumi Airport (Section II) Period of work = 300 days	The Department of Highways	179.65 M	Mar16, 2005
3.The Construction of Phulay Beach Resort Project, Krabi Province Period of work =300 days	Piya International Co.,Ltd.	337.92 M	Feb 7,2005

The details of each works are as follows :-

1.The Construction of Mueng Lak 333 years Celebration Sport Complex , Nakorn Ratchasrima Province.

Description of works : Construction of Main Indoor Stadium , Velodrome , Swimming Pool , Tennis Court , Shooting Range , Administration Building , Dormitory , all utilities and landscaping work.

2. The Construction of 5 Special U-Turns route 34 road section Bangna-Suvarnabhumi Airport (Section II)

Description of works : Surface treatment and construction 5 special u - turns consist of sand embankment , soil, aggregate subbase, aggregate basecourse, asphaltic concrete, retaining wall, bearing unit ,piling work and approach slab.

3. The Construction of Phulay Beach Resort Project, Krabi Province.
Description of works : 2 floors of Guest Rooms, 24 units, Retaining wall and Landscape.

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25/03/2005 08:55



ITD : dividend's payment,register capital's decrease,AGM2005

Translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 4/3/2005, on March 24, 2005 at 1.30 p.m., at the head office conference room on 40th floor, passed resolutions regarding the following matters:

1. Consideration and approval of payment of dividend for 2004 accounting period to shareholders whose names in the share register book of the Company on April 8,2005 at the rate of Baht 0.07 per share.

2.Consideration and approval to appoint Pol.Lt. Chatrachai Bunya-Ananta to be the Chairman,to fill the vacancy created by the passing of Dr.Chaijudh Karnasuta.

3.Consideration and approval to appoint Mr.Tawatchai Suthiprapha to be an additional director and appoint Mr. William Zentgraf to be an additional independent director.

4.Consideration and approval to appoint Mr. William Zentgraf to be an Audit Committee Member.

5. Consideration and approval of decrease of the registered capital from the existing registered capital of Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty Baht) to Baht 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty Baht).

6. Consideration and approval of amendment of Clause 4. of the Memorandum of Association to be in the line with the decrease of the registered capital by using the following statement. "Clause 4. The registered capital of Baht 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht One (Baht 1) per share which consists of 4,193,678,180 (Four Thousand One Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and (-) preferred shares."

7. Consideration and approval of holding the Annual General Meeting of Shareholders No.1/2548 on April 20,2005 at 2.30 p.m.at the head office conference room on 37th Floor, No. 2034/132-161 Ital-Thai Tower, New Phetchaburi Road, Bang Kapi Subdistrict,Huai Khwang District, Bangkok to consider the following matters:

1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2004.
2. To consider and acknowledge the 2004 operational result.
3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2004.
4. To consider and approve the allocation of partial profits as legal reserve.
5. To consider and approve dividend payment for 2004 accounting period.
6. To consider and approve the appointment of new directors in place of directors resigning by rotation and approve the appointment of the one additional director and one additional independent director and determination of remuneration for the Board of Directors.
7. To consider and approve the appointment of new audit committee in place

of audit committee resigning by rotation and approve the appointment of one additional audit committee member and determination of remuneration for the audit committee.

8. To consider and approve the appointment of auditor and determination of remuneration of the auditor
9. To consider and approve a decrease of the Company's registered capital
10. To consider and approve an amendment to the Clause 4. of the Memorandum of Association of the Company to be in line with the decrease of registered capital
11. To consider and ratify the actions already carried out by the board of directors
    11.1 The Purchase of 16,000,000 Italthai Marine Co.,Ltd.'s ordinary shares in total amount of Baht 80,000,000
    11.2 The investment in Thai Pride Cement Cõ.,Ltd.
    11.3 The investment in Skanska Cementation India Limited.
12. To consider other business (if any)

8. Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Annual General Meeting of Shareholders No. 1/2548 shall be April 8, 2005 at 12.00 a.m. until the completion of the meeting.


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07/03/2005 08:47



ITD : Operating Result

Translation

Reference the Company's Financial statement for the Year as of December 31, 2004 which we submitted to The SET on March 1, 2005.

The Company would like to inform SET that the operating results shown in the Company's Financial Statement for this year showed the net profit of Bt 1,217.52 M, which is more than 20 percent higher than for the same period of previous year. The main reasons are the revenue increases from these projects such as Aua-Arthorn housing project and Suvarnabhumi Airport Underground Train Station and Railway Tunnel-North and South Extension. Moreover, the Company realized profits from the debt restructuring of subsidiaries and the reversal of doubtful accounts.

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01/03/2005 13:21



ITD : Audited Yearly F/S And Consolidated F/S (F45-3)

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

	Audited (In thousands) Ending 31 December For year	
Year	2004	2003
Net profit (loss)	1,217,522	920,624
EPS (baht)	0.33000	0.25000

Auditors Opinion:
Unqualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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22/02/2005 13:25



ITD : Signed Contact

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on February 18, 2005, the Company signed a contract with Hutchison Laemchabang Terminal Co.,Ltd. to proceed with the construction of Area A3 Development Project, Laemchabang Chonburi Province.

The details of the contract are as follows :-

Description of works: Dredging works 129,500 m3
Container terminal 350 m. Long
Remove silt and backfill sand 795,000 m3
Yard container 96,500 m2
Asphaltic road 20,100 m2
Building 5 units
Mechanical & Electrical System
Drainage System

Contract value : Baht 1,395,363,609 (Including VAT)

The period of work : 425 days



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10/02/2005 17:12



ITD : LISTED SECURITIES GRANTED BY THE SET : ITD

LISTED SECURITIES GRANTED BY THE SET

Starting from February 14, 2005, the Stock Exchange of Thailand (SET) allows the securities of Italian-Thai Development Public Company Limited (ITD) to be listed and traded on the SET after finishing its capital increase procedures.

Name : ITD
Paid up Capital
Old : 4,138,678,180 Baht (4,138,678,180 common shares)
New : 4,193,678,180 Baht (4,193,678,180 common shares)
Par Value : 1 Baht/share
Allocation : KIM ENG SECURITIES (THAILAND) which is an over-allotment agent in the amount of 55,000,000 shares.
Subscription price : 9.80 Baht/ share
Subscription and payment date : February 10,2005

ITDE.TXT

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10/02/2005 13:19



ITD : Form 53-5 (English)

(F 53-5)
Form of Report to the Exchange of the Results of the Sale of Shares
Name of Company Italian-Thai Development Public Company Limited
Date February 10, 2005

1. Information relating to the share offering
   Category of shares offered Newly-issued Ordinary Share
   Number of shares offered 55,000,000 shares
   Offered to the over-allotment agent to return the shares to
   Mrs. Nijaporn Charanachitta, the shareholder lending share
   Price per share Baht 9.80
   Subscription and payment period February 10, 2005

2. Results of the sale of shares :
   [/] totally sold out
   [ ] partly sold out, with shares remaining.
   The company will deal with the remaining shares as follows

3. Details of the sale

	Thai investors		Foreign investors		
	Juristic persons	Nutural persons	Juristic persons	Natural persons	Total
Number of person	1	-	-	-	1
Number of shares subscribed	55,000,000	-	-	-	55,000,000
Percentage of total shares Offered for sale	100	-	-	-	100

4. Amount of money received from the sale of shares
   Total amount 539,000,000 Baht
   Less expense (specify)
   Underwriters fee 11,184,250 Baht (Prior to VAT)
   Registration fee relating to the increase of paid-up capital 55,000 Baht
   Net amount received 527,760,750 Baht

The company hereby certifies that the information contained in this report is true and complete in all respects.

Signed Authorized director
(Mr. Premchai Karnasuta)

Signed Authorized director
(Mrs. Nijaporn Charanachitta)

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09/02/2005 13:30



ITD : End of Stabilization of "ITD"

End of Stabilization Period of ITD

As The SET has allowed the stabilization for the overallotment for
the stocks of Italian-Thai Development Public Company Limited (ITD)
by specifying the stabilization period during 26 January to 18 February 2005
as stated in the news dated January 25, 2005.

Kim Eng Securities (Thailand) Public Company Limited (KIMENG),
acting as the overallotment agent, has now informed the SET
for the change of stabilization period that the last day of stabilization
is February 9, 2005 as KIMENG exercises greenshoe option from ITD.

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09/02/2005 13:17



ITD : Exercise Greenshoe Option

Translation

Re: Exercise of Greenshoe Option

In reference to the Public Offering of Italian-Thai Development Public Company Limited (the "Company") from 17 to 19 January 2005, the Company offered an over-allotment of 55,000,000 shares which were borrowed from Khun Nijaporn Charanachitta in order to deliver them to the allocated investors in accordance with the lead underwriter's discretion. The over-allotment agent, Kim Eng Securities (Thailand) Public Company Limited ("Kim Eng"), will procure the aforesaid amount of shares to be returned to Khun Nijaporn Charanachitta. In this regard, the Company grants the greenshoe option to Kim Eng to have the right to purchase 55,000,000 newly issued ordinary shares for the purpose of return to Khun Nijaporn Charanachitta.

The Company hereby informs you that on 8 February 2005 Kim Eng exercised the right to purchase the 55,000,000 newly issued ordinary shares from the Company at the price of Baht 9.80 per share, being equal to the offering price for the Public Offering, in order to return those shares to Khun Nijaporn Charanachitta.

Please be informed accordingly.


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25/01/2005 17:20



ITD : Stabilization of "ITD"

Stabilization of "ITD"

Italian-Thai Development Public Company Limited (ITD)'s PO included
an over-allotment of 55,000,000 shares,which were borrowed from
Mrs. Nijaporn Charanachitta. The shares were allocated to investors through
an over-allotment agent, Kim Eng Securities (Thailand) Public Company Limited,
which seeks to procure them through the SET to return to the lender
under the following conditions:

Stabilization Period : 26 January - 18 February 2005

Price Conditions: The purchasing price of the
over-allotment must not be higher than any of the following:

- the offering price (9.80 baht) or:
- the highest bidding price or:
- the last trading price at the time

Sign Posting : The SET will post an "ST" sign on the
security to inform investors of the stock's stabilization
from 26 January to 18 February 2005.

The procurement period may end before 18 February 2005
if the over-allotment agent can procure all of the
over-allotted shares and/or exercise a greenshoe option
to subscribe for shares from Italian-Thai Development Public Company Limited

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24/01/2005 17:15



ITD : LISTED SECURITIES GRANTED BY THE SET : ITD

LISTED SECURITIES GRANTED BY THE SET

Starting from January 26, 2005, the Stock Exchange of Thailand (SET) allows the securities of Italian-Thai Development Public Company Limited (ITD) to be listed and traded on the SET after finishing its capital increase procedures.

Name : ITD
Paid up Capital
Old : 3,738,678,180 Baht (3,738,678,180 common shares)
New : 4,138,678,180 Baht (4,138,678,180 common shares)
Par Value : 1 Baht/share
Allocation : Public offering in the amount of 400,000,000 shares.
Subscription price : 9.80 Baht/ share
Subscription : January 17-19,2005
and payment date

ITDE.TXT


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24/01/2005 09:05



ITD : F53-5 (English)

(F 53-5)
Form of Report to the Exchange of the Results of the Sale of Shares
Italian-Thai Development Public Company Limited
24 January 2005

1. Information relating to the share offering
   Category of shares offered Newly-issued Ordinary Share
   Number of shares offered 400,000,000 shares
   Offered to General Public
   Price per share Baht 9.80
   Subscription and payment period 17 - 19 January 2005

2. Results of the sale of shares :
   [/] totally sold out
   [ ] partly sold out, with shares remaining.
   The company will deal with the remaining shares as follows

3. Details of the sale

	Thai investors		Foreign investors		
	Juristic persons	Nutural persons	Juristic persons	Natural persons	Total
Number of person	410	2,639	7	24	3,080
Numberofshares subscribed	110,651,000	60,839,000	227,826,500	683,500	400,000,000
Percentage of total shares Offered for sale	27.66%	15.21%	56.96%	0.17%	100%

4. Amount of money received from the sale of shares
   Total amount 3,920,000,000 Baht
   Less expense (specify)
   Underwriters fee 81,340,000 Baht (Prior to VAT)
   Registration fee relating to the increase
   of paid-up capital 250,000 Baht
   Net amount received 3,919,184,100 Baht

The company hereby certifies that the information contained in this report is true and complete in all respects.

Signed Authorized director (Mrs. Nijaporn Charanchitta)

Signed Authorized director (Mr. Pathai Chakornbundit)


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24/01/2005 09:04



ITD : report on the result of the offering

Translation

Subject Report on the result of the offering of newly issued ordinary shares for increase of capital and the purchase for delivery of over-allotted shares of Italian-Thai Development Public Company Limited

Italian-Thai Development Public Company Limited (the "Company") has offered newly issued ordinary shares for the increase of capital to the public and initial purchaser, in the number of 400,000,000 shares, at the offering price of Baht 9.80 per share, from January 17 to January 19, 2005. Following such offering, the Company would like to report to you that there are investors who wish to subscribe to the newly issued shares of the Company in the full number and at the said offering price as the details in Form 53-5.
In addition, the Company carried the over-allotment of shares, numbering 55,000,000 shares. In this regard, the Company has borrowed the full number of the shares of Mrs. Nijaporn Charanachitta to subsequently deliver such shares to the person being allotted shares at the discretion of the Lead Underwriter. For this purpose, Kim Eng Securities (Thailand) Public Company Limited, as the Over Allotment Agent, will procure shares and return them to Mrs. Nijaporn Charanachitta. This will be done by way of purchasing shares on the Stock Exchange of Thailand (stabilization) and/or exercise the right to purchase shares from the Company (Greenshoe Option).

Pleased be informed accordingly.


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14/01/2005 13:21



ITD : Provision of Additional Information

Translation

Re: Provision of Additional Information Regarding Offering of New Ordinary Shares to the Public and Initial Purchasers

Italian-Thai Development Public Company Limited (the "Company") was approved by the Office of the Securities and Exchange Commission on 19 August 2004 to offer new ordinary shares to the public and the Initial Purchasers, the Company hereby provides additional information regarding the offering of new ordinary shares as detailed below:

1. Number of Shares and Offering Price:
1.1 200,000,000 new ordinary shares are offered to local investors at the price of Baht 9.80 per share;
1.2 200,000,000 new ordinary shares are offered to international investors at the price of Baht 9.80 per share.
2. Subscription Period:
17 - 19 January 2005, from 8.30 a.m. to 3.30 p.m.
3. Subscription Place:
3.1 Institutional Investors: Lead Underwriter i.e. Kim Eng Securities (Thailand) Public Company Limited at 540 Mercury Tower, 10th Floor, Ploenchit Road, Lumpinee, Pathumwan, Telephone: 0-2658-6300;
3.2 General Public: Head office or branch office of the Lead Underwriter i.e. Kim Eng Securities (Thailand) Public Company Limited, at 540 Mercury Tower, 10th Floor, Ploenchit Road, Lumpinee, Pathumwan, Telephone: 0-2658-6300 or the head office or branch office of the Underwriter, which will be subsequently announced.
4. Methods of Subscription and Payment:
The subscriber is required to subscribe to at least 1,000 shares in multiples of 100 shares and make a payment as follows:

4.1 Institutional Investors: the full amount of the subscription fee shall be paid on the subscription date by money transfer, cheque, draft or cashier cheque dated the subscription date but no later than 19 January 2005 and payment shall be made before noon on 19 January 2005;

4.2 General Public: the full amount of the subscription fee shall be paid on the subscription date by cash, money transfer, cheque, draft or cashier cheque dated the subscription date. If the subscription takes place on 18 January 2005 and payment is made after noon on that day or on 19 January 2005, the subscriber shall pay the subscription fee by cash or money transfer only.

5. Additional Information:
Investors may obtain any additional information with respect to the share offering from the prospectus which is available for investors at any subscription place.

Please be informed accordingly.


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14/01/2005 08:55



ITD : Offering of Newly Issued Ordinary Shares

Translation

Re: Offering of Newly Issued Ordinary Shares (Including Over-Allotment Shares) to the Public of Italian-Thai Development Public Company Limited

Italian-Thai Development Public Company Limited (the "Company") was approved by the Office of the Securities and Exchange Commission to offer newly issued ordinary shares to the public on August 19, 2004. The registration statement and the prospectus of the Company are effective from January 13, 2005 onwards. In this regard, Kim Eng Securities (Thailand) Public Company Limited acts as the lead underwriter and Morgan Stanley & Co. International Limited is the initial purchaser.

In this regard, the Company hereby gives you the details regarding the offering of newly issued ordinary shares to be held on January 17-19,2005 as follows:

1. Number of shares and offering price:
   1.1 200 million new ordinary shares are offered to local investors at the price of Baht 9.80 per share;
   1.2 200 new ordinary shares are offered to international investors at the price of Baht 9.80 per share.
2. Number of over-allotment shares and offering price:
   2.1 27.5 million over-allotment shares are offered to local investors at the price of Baht 9.80 per share;
   2.2 27.5 million over-allotment shares are offered to international investors at the price of Baht 9.80 per share.

Please be informed accordingly.

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21/12/2004 13:07



ITD : Signed Contract with Kaysorn Property Co.,Ltd.

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on December 16,2004 the Company signed a contract with Gaysorn Property Co.,Ltd. and Domus Property Co.,Ltd.to proceed with the Domus Residential Condominium at soi Sukhumvit 16 and 18, Sukhumvit Road, Bangkok.

The details of the contract are as follows :-

Description of works :The project which comprise of 2 Buildings ;
1.Building A is Residential Condominium with 12 storeys and 2 basement floors.Total area is 15,853 m2
2.Building B is Apartment with 12 storeys and 2 basement floors. Total area is 18,753 m2

Contract value : Baht 483.00 M (Including VAT)

The period of work : 548 days


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30/11/2004 13:20



ITD : The Chairman of the Board of Directors passed away

Translation

Italian-Thai Development Public Co., Ltd. ("Company") wishes to inform SET that Dr. Chaijudh Karnasuta, the Chairman of the Board of Directors of the Company passed away on Monday 29 November 2004.

As a result, the position of the Chairman of the Board of Directors of the Company is now vacant. We will inform SET once the new Chairman of the Board of Directors has been appointed.

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23/11/2004 08:50



ITD : The detail of shareholder of TPCC and R.N.C

Attachment

The shareholders of TPCC as of 10 March 2004 consist of:

No.	Name of shareholders	No. of shares	%
1.	Mrs. Boonmee Sukprapruti	1	0.0006
2.	Mrs. Majjaree Sukprapruti	1	0.0006
3.	Mr. Banyat Sukprapruti	1	0.0006
4.	Mr. Tanongsak Pisuttigomol	1	0.0006
5.	Mr.Boonlert Sukprapruti	1	0.0006
6.	Mrs. Boonta Pisuttigomol	1	0.0006
7.	Mr.Suthee Sukprapruti	1	0.0006
8.	Mr.Warayoot Sermsaksakoon	1	0.0006
9.	R.N.C (Thailand) Co.,Ltd.	73,492	48.99
10.	Italian-thai Development Public Company Limited	76,500	51.00

The shareholders of R.N.C (Thailand) Co.,Ltd. as of 10 March 2004 consist of:

No.	Name of shareholders	No. of shares	%
1.	Mr. Boonmee Sukprapruti	850,000	21.25
2.	Mr. Boonying Sukprapruti	100,000	2.50
3.	Mr. Boonlert Sukprapruti	150,000	1.75
4.	Mr. Banyat Sukprapruti	700,000	17.50
5.	Mr. Suthee Sukprapruti	700,000	17.50
6.	Mrs.Majjaree Sukprapruti	50,000	1.25
7.	Mrs.Boonta Pisuttigomol	200,000	5.00
8.	Mr. Bancha Sukprapruti	250,000	6.25
9.	Mr. Boonsong Sukprapruti	100,000	2.50
10.	Mr. Barntoon Sukprapruti	200,000	5.00
11.	Mr. Noppon Sukprapruti	200,000	5.00
12.	Ms. Rapeeparn Sukprapruti	100,000	2.50
13.	Ms. Benjavan Sukprapruti	100,000	2.50
14.	Ms. Saratip Sukprapruti	100,000	2.50
15.	Ms. Suporn Sukprapruti	100,000	2.50
16.	Ms. Supranee Sukprapruti	100,000	2.50

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22/11/2004 13:23



ITD : The investment of Thai Pride Cement Co.,Ltd.

Translation

Subject : Notification of the Investment in Thai Pride Cement Company Limited

Italian-thai Development Public Company Limited ("The Company") would like to notify information of Investment in Thai Pride Cement Company Limited ("TPCC"), established on 16 October 2003, as follows:

1. The Company has invested in TPCC on March 10, 2004 by purchasing 76,500 shares of TPCC from the majority shareholder, R.N.C (Thailand) Co.,Ltd. , at an average price of Baht 1,960.79 per share (Book value per share of TPCC as of 31 March 2004 is Baht 69.78 per share).TPCC's registered fully paid up capital is Baht 15 million, divided into 150,000 shares, at the par value of Baht 100 each.

Summary of the financial status of TPCC (as of June 30, 2004)

Baht : In thousands

Details	amounts
Total assets	231,176
Total liabilities	225,903
Registered share capital	15,000
Shareholder's equity	5,273
Total revenues	299
Net profits (losses)	(9,681)

2. The Company has increased investment in TPCC by purchasing 73,492 shares of TPCC on May 10,2004 at an average price of Baht 2,041 per share (Book value per share of TPCC as of May 15, 2004 is Baht 62.13 per share).Therefore,The Company's shareholding in TPCC has increased from 51 % to 99.99 %.

However, the Company has expected that the benefits of this transaction in the long term will be higher than the value of investment.

3. The total value of the Company's investment in TPCC is Baht 300 million.

4. Regarding investment in TPCC on this occasion, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules,Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and found that it is lower than 15 percent. Therefore, the said transaction is not deemed as a transaction requiring a report disclosing a decision made under the said Notification.

5. The said transaction with R.N.C (Thailand) Co.,Ltd. is not regarded as a related transaction under the Stock Exchange of Thailand Notification, Re: Disclosure of Information and Operation of Listed Companies Regarding Related Transactions B.E. 2546 (2003).

6. TPCC has increased registered capital from Baht 15 million to Baht 1,200 million, divided into 12,000,000 shares, at the par value of Baht 100 each on September 15, 2004. The Company has held the capital increase shares of TPCC to maintain the proportion of shareholding of the Company.

7. Benefit of Investment: the Company has been granted five limestone mining licenses for 25-year term (expire in next 14 years) on 1,499 rai of land. The mine contains limestone which can produce 748 million tons of cement for the Company. The Company will grant approval for a cement manufacturing factory license which can produce 7,500 tons of cement per day and 100 rai of land for setting up the factory.

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15/11/2004 08:52



ITD : Reviewed Quarter-3 and Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.
ITALIAN-THAI DEVELOPMENT PCL.

	Reviewed			
	Ending September 30,		(In thousands)	
	Quarter 3		For 9 Months	
Year	2004	2003	2004	2003
Net profit (loss)	404,149	134,625	1,023,017	568,334
EPS (baht)	0.11	0.04	0.27	0.15

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature.........................
(Mrs.Nijaporn Charanachitta)
Senior Executive Vice President

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15/11/2004 08:52



ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on September 2004 the Company signed 3 contracts are as follows :

Name of Project	Client	Contract Value (including VAT)	Signing Date	Period of work
1.The construction of the Rails Renewal Project (Jira Junction Station , Nakornratchsima Province to Kadon Khor Station, Surin Province).	The State Railway of Thailand	Bt 187.90 M	Sep 29,2004	480 days
2. The construction of Concrete Sleeper Renewal Project. (3 contracts)	The State Railway of Thailand	Bt 403.43 M	Sep 29,2004	Contract 1:150 days Contract 2:150 days Contract 3:360 days
3. The construction of Kaset Underpass Project.	Department of Highway	Bt 354.85 M	Sep 24,2004	720 days

The details of each works are as follows :-

1. The construction of the Rails Renewal Project. (Jira Junction Station, Nakornratchsima Province to Kadon Khor Station, Surin Province).

Description of works: 1.Replace of existing rail type BS 70 lb.to new long welded rail type BS 100 A.
2. Replace of existing timbers sleeper with new steel sleepers on steel bridge.
3. Welding rail by flash butt method and thermit method.

2. The construction of Concrete Sleeper Renewal Project. (3 contracts)

Description of works :To produce or provide the mono block concrete sleepers with the fastener and replace of existing timber sleepers in main track.
The project comprises with 3 contracts as below :
Contract 1 : South line starts from Bang Sue Junction Station to Taling Chan Junction Station.
Total distance is about 17 km.
Contract 2 : North line starts from Ban Phachi Junction Station to Ban Moh Station
Total distance is about 15 km.
Contract 3 : North line starts from Ban Dan Station to Pang Puai Station
Total distance is about 93 km.

3. The construction of Kaset Underpass Project.

Description of works :To construct Kaset Nawamin Underpass with length 1 Km. 6 traffic lanes, including electrical work, waterworks and telephone communication work.


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ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: ErnstYoung.Thailand@th.ey.com

Review Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 March 2005, the consolidated statements of earnings, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2005 and 2004, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month period ended 31 March 2005 incorporate the financial statements of 1) two joint ventures in Taiwan with total assets and total revenues comprising 0.4% and 3.2% of the respective consolidated totals (2004: 1.5% and 6.1%, respectively); and 2) various project office and joint ventures in the Philippines, India, Laos and Bangladesh, with combined assets and combined revenues comprising 7.6% and 4.8% of the respective consolidated totals. These financial statements were prepared based on financial information complied by the management of these project office and joint ventures and which had not been audited. This was due to time constraints, and because these enterprises are located in foreign countries and it is therefore not possible to arrange to have the financial statements reviewed. In addition, the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas project office and joint ventures as at 31 December 2004 have already been audited.



Based on my reviews, except for the effects on the financial statements for the three-month period ended 31 March 2005 and 2004 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the following matters: -

(a) As described in Note 15, as at 31 March 2005 and 31 December 2004 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 31 March 2005: equivalent to Baht 470 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 19.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 31 March 2005 amounted to Baht 2,085 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2004 in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 23 February 2005, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2004, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.



Ruth Chaowanagawi

Certified Public Accountant (Thailand) No. 3247


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ernst & Young Office Limited

Bangkok: 9 May 2005

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	4,838,565	4,251,394	1,193,035	980,492
Pledged deposits at banks	3	1,084,787	645,234	1,048,503	535,964
Trade accounts receivable - net	4	3,686,985	3,274,138	2,510,584	1,993,635
Trade accounts receivable - related parties - net	5	1,767,261	1,161,606	2,937,322	1,996,449
Short-term loans and advances to related parties - net	6	45,885	45,367	837,539	806,362
Unbilled receivable		5,400,088	6,639,729	3,838,843	4,457,032
Current portion of accounts receivable - retention		1,514,662	1,299,243	1,188,110	999,460
Inventories and work in progress - net		2,091,311	2,019,111	844,555	782,802
Other current assets					
Withholding tax deducted at source		1,210,818	1,069,387	801,255	700,357
Value added tax refundable		465,869	426,722	-	-
Loans to other company		270,321	215,553	-	-
Advance for machinery and material purchase		71,699	198,307	-	-
Current portion of receivable from sale of land		412,874	260,201	-	-
Others		280,538	194,454	73,606	77,230
TOTAL CURRENT ASSETS		23,141,663	21,700,446	15,273,352	13,329,783
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		13,374	70,722	4,240	53,902
Receivable from sale of land, net of current portion		441,663	594,336	-	-
Investments accounted for under equity method	7.1	274,697	269,109	2,934,695	2,500,015
Other long-term investments	7.2	768,178	673,435	740,302	645,719
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	439,348	290,333	3,669,758	3,530,725
Property, plant and equipment - net	9	12,316,495	11,390,924	10,213,705	10,164,094
Advances for subcontractors		691,699	421,359	366,299	29,125
Deferred charges		274,642	262,326	-	-
Goodwill		309,589	309,846	-	-
Other non-current assets		110,909	106,152	66,259	68,467
TOTAL NON-CURRENT ASSETS		15,630,558	14,378,506	17,995,258	16,992,047
TOTAL ASSETS		38,772,221	36,078,952	33,268,610	30,321,830

The accompanying notes are an integral part of the financial statements.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	2,953,720	2,987,861	2,685,599	2,784,106
Current portion of accounts payable - trust receipts		1,322,173	962,116	1,003,168	830,672
Trade accounts payable		6,928,627	6,909,168	4,228,402	3,990,599
Billing in excess of contract work in progress		344,626	371,415	344,626	371,415
Trade accounts payable - related parties	11	1,407,711	1,399,042	1,070,823	1,118,037
Short-term loans and advances from related parties	12	322,171	282,312	660,278	660,983
Current portion of advances received from customers under construction contracts		3,176,161	3,582,205	1,403,922	1,556,729
Current portion of hire purchases payable		416,911	404,265	415,897	403,551
Current portion of long-term loans	13	636,492	745,606	609,480	703,051
Other current liabilities					
Corporate income tax payable		53,764	44,648	-	-
Value added tax payable		-	-	83,004	12,008
Accrued expenses		250,024	253,179	187,947	191,787
Current portion of reserve for project expenses		115,824	95,699	115,824	95,699
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		465,533	408,748	125,895	103,861
Others		112,064	203,377	74,038	113,270
TOTAL CURRENT LIABILITIES		18,562,610	18,706,450	13,065,712	12,992,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		132,405	152,530	132,405	152,530
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		681,974	1,065,484	681,974	1,065,484
Advances received from customers under construction contract - net of current portion		228,036	350,718	184,111	299,454
Hire purchases payable - net of current portion		1,060,917	1,147,979	1,058,203	1,145,795
Long-term loans - net of current portion	13	1,480,556	2,764,469	1,103,326	2,383,243
Loan from directors		-	11,706	-	-
Provision for loss from investments accounted for under equity method	7.1	-	-	571,224	547,016
TOTAL NON-CURRENT LIABILITIES		3,813,462	5,722,460	3,960,817	5,823,096
TOTAL LIABILITIES		22,376,072	24,428,910	17,026,529	18,815,673

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	31 March 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
SHAREHOLDERS' EQUITY					
Share capital	14				
Registered share capital					
4,593,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 4,593,678,180 ordinary shares of Baht 1 each)		4,593,678	4,593,678	4,593,678	4,593,678
Issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 3,738,678,180 ordinary shares of Baht 1 each)		4,193,678	3,738,678	4,193,678	3,738,678
Share premium	14	5,515,363	1,606,625	5,515,363	1,606,625
Unrealised gain on changes in value of investments		127,300	39,331	127,300	39,331
Translation adjustment		(67,587)	(76,837)	(67,587)	(76,837)
Retained earnings					
Appropriated - statutory reserve		325,798	325,798	319,265	319,265
Unappropriated		6,147,529	5,872,562	6,154,062	5,879,095
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		16,242,081	11,506,157	16,242,081	11,506,157
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		154,068	143,885	-	-
TOTAL SHAREHOLDERS' EQUITY		16,396,149	11,650,042	16,242,081	11,506,157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		38,772,221	36,078,952	33,268,610	30,321,830

The accompanying notes are an integral part of the financial statements.

....

DIRECTORS


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from construction services		7,577,389	4,690,300	5,588,079	3,584,355
Interest income		18,722	8,720	23,710	6,955
Gain on exchange		9,485	-	20,827	-
Others		123,213	68,161	138,374	71,261
TOTAL REVENUES		7,728,809	4,767,181	5,770,990	3,662,571
EXPENSES					
Cost of construction services		7,073,249	4,387,087	5,236,026	3,343,961
Administrative expenses		219,568	137,384	185,322	125,739
Loss on exchange		-	47,856	-	45,957
TOTAL EXPENSES		7,292,817	4,572,327	5,421,348	3,515,657
EARNINGS FROM OPERATION		435,992	194,854	349,642	146,914
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		(15,471)	67,505	(13,076)	69,582
REVERSAL OF AMOUNT DUE TO RELATED PARTY					
FORGIVENESS - NET		-	211,702	-	-
LOSS ON IMPAIRMENT OF INVESTMENT		-	(105,579)	-	-
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		5,588	13,219	42,479	132,071
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		426,109	381,701	379,045	348,567
INTEREST EXPENSES		(108,573)	(69,724)	(104,078)	(63,176)
CORPORATE INCOME TAX	17	(32,386)	(32,841)	-	(7,040)
EARNINGS AFTER INCOME TAX		285,150	279,136	274,967	278,351
NET EARNINGS OF MINORITY INTERESTS		(10,183)	(785)	-	-
NET EARNINGS FOR THE PERIOD		274,967	278,351	274,967	278,351
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.07	0.07	0.07	0.07
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,067,012	3,738,678	4,067,012	3,738,678

The accompanying notes are an integral part of the financial statements.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004

(Unit: Thousand Baht)

		CONSOLIDATED							
				Unrealised gain		Retained earnings			
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Minority interests	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised gain on changes in value of investments		-	-	132,687	-	-	-	-	132,687
Translation adjustment		-	-	-	77,784	-	-	-	77,784
Items unrealised in earnings statement		-	-	132,687	77,784	-	-	-	210,471
Net earnings for the period		-	-	-	-	-	278,351	-	278,351
Purchases of investment in subsidiaries during the period		-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	785	785
Balance - as at 31 March 2004		3,738,678	1,606,625	187,687	(73,955)	264,922	5,181,201	105,506	11,010,664
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised gain on changes in value of investments		-	-	87,969	-	-	-	-	87,969
Translation adjustment		-	-	-	9,250	-	-	-	9,250
Items unrealised in earnings statement		-	-	87,969	9,250	-	-	-	97,219
Net earnings for the period		-	-	-	-	-	274,967	-	274,967
Ordinary shares issued during the period	14	455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares	14	-	3,908,738	-	-	-	-	-	3,908,738
Minority interests for the period		-	-	-	-	-	-	10,183	10,183
Balance - as at 31 March 2005		4,193,678	5,515,363	127,300	(67,587)	325,798	6,147,529	154,068	16,396,149

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004

(Unit: Thousand Baht)

		THE COMPANY ONLY						
						Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised gain on changes in value of investments		-	-	132,687	-	-	-	132,687
Translation adjustment		-	-	-	77,784	-	-	77,784
Items unrealised in earnings statement		-	-	132,687	77,784	-	-	210,471
Net earnings for the period		-	-	-	-	-	278,351	278,351
Balance - as at 31 March 2004		3,738,678	1,606,625	187,687	(73,955)	258,389	5,187,734	10,905,158
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised gain on changes in value of investments		-	-	87,969	-	-	-	87,969
Translation adjustment		-	-	-	9,250	-	-	9,250
Items unrealised in earnings statement		-	-	87,969	9,250	-	-	97,219
Net earnings for the period		-	-	-	-	-	274,967	274,967
Ordinary shares issued during the period	14	455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares	14	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 31 March 2005		4,193,678	5,515,363	127,300	(67,587)	319,265	6,154,062	16,242,081

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings	274,967	278,351	274,967	278,351
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities:-				
Unrealised loss (gain) on exchange	(28,821)	44,293	(31,516)	38,772
Share of profit from investments in subsidiaries and joint ventures	-	-	(36,891)	(118,852)
Share of profit from investments in associated companies	(5,588)	(13,219)	(5,588)	(13,219)
Minority interests	10,183	785	-	-
Allowance for doubtful accounts (Reversal)	15,471	(67,505)	13,076	(69,582)
Depreciation and amortisation	250,138	223,644	210,289	180,428
Goodwill amortisation	257	-	-	
Reversal of amount due to related party forgiveness - net	-	(211,702)	-	-
Loss on impairment of investment	-	105,579	-	-
Net earnings before changes in operating assets and liabilities	516,607	360,226	424,337	295,898
Operating assets (increase) decrease				
Trade accounts receivable	(424,505)	(249,254)	(528,699)	(125,510)
Trade accounts receivable - related parties	(608,525)	109,571	(941,393)	162,077
Loans and advances to related parties	(145,865)	(157,086)	(166,542)	(221,573)
Unbilled receivable	1,239,641	(893,069)	618,189	(441,820)
Accounts receivable - retention	(158,424)	13,418	(139,341)	66,500
Inventories and work in progress	(72,200)	(308,293)	(61,753)	(119,780)
Withholding tax	(141,431)	140,080	(100,898)	188,109
Value added tax refundable	(39,147)	93,421	-	4,814
Loans to other company	(55,198)	123,989	(430)	91,690
Advances for subcontractors	(270,340)	(23,941)	(337,174)	-
Advances for machine and material purchase	126,608	13,710	-	-
Other current assets	(85,927)	(194,911)	3,781	(15,067)
Operating liabilities increase (decrease)				
Trade accounts payable	19,903	138,879	237,803	64,737
Trade accounts payable - related parties	8,724	46,011	(47,214)	177,991
Billing in excess of contract work in progress	(26,789)	(42,204)	(26,789)	6,028
Advances received from customers under construction contracts	(527,992)	288,518	(268,150)	(5,547)
Account payable - retention	56,785	23,371	22,034	12,099
Corporate income tax payable	9,116	28,937	-	8,959
Accrued expenses	(3,155)	(128,686)	(3,840)	(1,849)
Other current liabilities	(91,313)	126,942	31,764	(5,926)
Net cash flows provided by (used in) operating activities	(673,427)	(490,371)	(1,284,315)	141,830


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from investing activities				
Increase in property, plant and equipment - net	(1,175,709)	(189,679)	(259,900)	(379,619)
Increase in deferred charges	(12,316)	-	-	-
Decrease (increase) in investments accounted for under equity method	-	216,686	(367,993)	(261,712)
Decrease (increase) in other long-term investments	(6,774)	(27,012)	(6,614)	7,009
Decrease in share subscription payable	-	(2,119)	-	(2,119)
Translation adjustment	9,250	77,784	9,250	77,784
Decrease (increase) in other assets	(4,757)	(189,110)	2,208	(964)
Net cash flows used in investing activities	(1,190,306)	(113,450)	(623,049)	(559,621)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	(439,565)	47,471	(512,540)	2,695
Decrease in bank overdrafts and loans from financial institutions	(38,206)	(40,926)	(98,507)	(61,518)
Increase (decrease) in loans and advances from related parties	39,859	(122,753)	(705)	(157,923)
Increase (decrease) in long-term loans	(1,393,027)	206,858	(1,373,488)	179,100
Decrease in hire purchases payable	(46,748)	(44,513)	(47,578)	(32,217)
Increase (decrease) in accounts payable - trust receipts	(23,453)	265.357	(211,014)	265,357
Increase (decrease) in loan from directors	(11,706)	26,664	-	-
Receipt of increased share capital	4,363,738	-	4,363,738	-
Net cash flows provided by financing activities	2,450,892	338,158	2,119,906	195,494
Net increase (decrease) in cash and cash equivalents	587,159	(265,663)	212,542	(222,297)
Cash and cash equivalents at beginning of period	4,241,899	1,961,868	980,358	879,018
Cash and cash equivalents at end of period (Note 2)	4,829,058	1,696,205	1,192,900	656,721
Supplemental cash flows information				
Cash paid during the period for:-				
Interest expenses	68,276	71,618	45,602	63,856
Corporate income tax	177,540	122,179	79,171	73,027
Non cash transactions:-				
Unrealised gain on changes in value of investments	87,969	132,687	87,969	132,687

The accompanying notes are an integral part of the financial statements.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2004, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period.

The financial statements for the year ended 31 December 2004 of an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2004 were Baht 1,011 million and no their aggregate revenues for the year then ended.



The consolidated financial statements for the three-month period ended 31 March 2005 incorporate the financial statements of 1) two joint ventures in Taiwan with total assets and total revenues comprising 0.4% and 3.2% of the respective consolidated totals (2004: 1.5% and 6.1%, respectively); and 2) various project office and joint ventures in the Philippines, India, Laos and Bangladesh, with combined assets and combined revenues comprising 7.6% and 4.8% of the respective consolidated totals. These financial statements were prepared based on financial information complied by the management of these project office and joint ventures and which had not been audited. This was due to time constraints, and because these enterprises are located in foreign countries and it is therefore not possible to arrange to have the financial statements reviewed.

1.3 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2004.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Cash and deposits at banks	4,838,565	4,251,394	1,193,035	980,492
Less: Amounts with maturity of more than 3 months	(9,507)	(9,495)	(135)	(134)
Cash and cash equivalents	4,829,058	4,241,899	1,192,900	980,358

3. PLEDGED DEPOSITS AT BANKS

3.1 As at 31 March 2005, approximately Baht 185 million (31 December 2004: Baht 186 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 123 million (31 December 2004: Baht 122 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 69 million (31 December 2004: Baht 141 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.



3.2 As at 31 March 2005, the Company has placed Baht 708 million (31 December 2004: Baht 196 million) in an Escrow account, to be reserve for investment in Skanska Cementation India Limited, a construction contractor operating in India and listed on an Indian stock exchange. The Company intends to acquire all share of this company from its existing shareholders.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Less than 3 months	3,308,919	2,834,813	2,285,270	1,778,762
3 - 6 months	244,503	264,988	155,825	156,466
6 - 12 months	40,962	78,190	37,586	20,928
More than 12 months	1,430,038	1,422,565	1,105,913	1,100,469
Total	5,024,422	4,600,556	3,584,594	3,056,625
Less: Allowance for doubtful accounts	(1,337,437)	(1,326,418)	(1,074,010)	(1,062,990)
Trade accounts receivable - net	3,686,985	3,274,138	2,510,584	1,993,635

The Company has fully set up an allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 31 March 2005 and 31 December 2004 are as follows: -



(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	1,052,917	761,288
IOT Joint Venture	-	-	785,133	586,569
ITD - NCC Joint Venture	-	-	232,931	112,016
IN Joint Venture	-	-	89,915	43,272
NWR, ITD, CNT & AS Joint Venture	-	-	68,694	35,941
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	51,940	53,803
ITD - VIS Joint Venture	-	-	47,603	47,454
Sumitomo – Italian-Thai Joint Venture	-	-	46,056	46,058
Thai Pride Cement Co., Ltd.	-	-	41,499	39,681
PT. Thailindo Bara Pratama	-	-	36,872	36,872
Italian - Thai International Co., Ltd.	-	-	33,391	33,873
Bhaka Bhumi Development Co., Ltd.	-	-	24,557	14,010
Shimizu - ITD Joint Venture	-	-	22,718	19,356
Siam Concrete and Brick Products Co., Ltd.	-	-	15,668	10,106
IDS Joint Venture	-	-	9,512	12,714
Others	-	-	86,740	68,026
Total	-	-	2,646,146	1,921,039
Less: Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	2,624,246	1,899,139
Associated companies				
MCRP Construction Corporation, Philippines	848,286	853,149	806,877	814,134
Others	11,203	7,986	10,843	7,627
Total	859,489	861,135	817,720	821,761
Less: Allowance for doubtful accounts	(789,961)	(796,404)	(748,552)	(757,389)
Net	69,528	64,731	69,168	64,372


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	176,215	2,534	175,138	1,498
Pla-Daeng Co., Ltd.	58,345	58,345	58,345	58,345
Italthai Industrial Co., Ltd.	56,165	26,010	56,165	26,010
Trevi SPA	24,277	24,275	-	-
Alcatel Cable France	15,077	21,135	-	-
Medical Device Manufacturer (Thailand) Limited	12,059	4,291	12,059	4,291
Others	37,016	38,640	8,750	9,343
Total	379,154	175,230	310,457	99,487
Less: Allowance for doubtful accounts	(66,549)	(66,549)	(66,549)	(66,549)
Net	312,605	108,681	243,908	32,938
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	631,750	456,773	-	-
IOT Joint Venture	471,080	351,941	-	-
ITD - NCC Joint Venture	98,569	49,240	-	-
NWR, ITD, CNT & AS Joint Venture	51,521	26,956	-	-
IN Joint Venture	44,058	21,203	-	-
Sumitomo – Italian-Thai Joint Venture	22,567	22,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	20,776	21,521	-	-
Shimizu - ITD Joint Venture	18,266	11,056	-	-
ITD - VIS Joint Venture	16,661	16,609	-	-
Others	9,880	10,326	-	-
Total	1,385,128	988,194	-	-
Trade accounts receivable - related parties	1,767,261	1,161,606	2,937,322	1,996,449


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The aging of outstanding trade accounts receivable – related parties as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Less than 3 months	1,344,132	785,896	2,246,719	1,374,194
3 - 6 months	94,120	86,062	167,258	139,220
6 - 12 months	71,588	43,436	92,043	91,356
More than 12 months	1,113,931	1,109,165	1,268,303	1,237,517
Total	2,623,771	2,024,559	3,774,323	2,842,287
Less: Allowance for doubtful accounts	(856,510)	(862,953)	(837,001)	(845,838)
Net	1,767,261	1,161,606	2,937,322	1,996,449

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	-	-	518,701	513,273
PT. Thailindo Bara Pratama	-	-	182,880	210,233
IOT Joint Venture	-	-	60,000	60,000
ITD - NSC Joint Venture	-	-	46,000	-
Shimizu - ITD Joint Venture	-	-	9,198	2,609
Others	-	-	3,133	3,133
Total	-	-	819,912	789,248



(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Associated companies				
MCRP Construction Corporation, Philippines	17,627	17,114	17,627	17,114
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	22,227	21,714	22,227	21,714
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	17,627	17,114	17,627	17,114
Related companies				
(Related by way of common directors)				
Obayashi Corporation	24,000	24,000	-	-
Others	4,258	4,253	-	-
Total	28,258	28,253	-	-
Short-term loans and advances to related parties - net	45,885	45,367	837,539	806,362

Significant movements in the short-term loans and advances to related parties balances during the three-month period ended 31 March 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		31 March
	2004	Increase	Decrease	2005
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	513,273	5,428	-	518,701
PT. Thailindo Bara Pratama	210,233	-	(27,353)	182,880
ITD - NSC Joint Venture	-	46,000	-	46,000
Shimizu - ITD Joint Venture	2,609	6,589	-	9,198
Associated company				
MCRP Construction Corporation, Philippines	17,114	513	-	17,627


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

			Percentage of shareholding		Investment			
					Cost		Equity	
	Nature of business	Paid-up capital	31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(15,230)	(15,044)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(125,554)	(124,246)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(67,435)	(62,695)
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(22,269)	(5,768)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	678,600	99.99	99.99	963,600	596,250	928,475	570,845
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(2,311)	(2,655)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	82,392	80,793
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	58,711	63,930
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	109,301	104,035
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	97,727	99,421
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	51,651	40,869
Total investments in subsidiaries					1,714,413	1,347,063	1,095,458	749,485
Investments in joint ventures								
ITD – VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	64,087	66,609
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(67,139)	(65,080)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	12,594	12,613
ITD – EGC Joint Venture	Construction of underground electrical train station	-	55.00	55.00	-	-	32,537	25,806
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-		25,867	26,120
ITD – NCC Joint Venture	Construction of electrical work on terminal building and construction of Nam Theun 2 Hydropower Project in Laos	-	51.00, 60.00	51.00, 60.00			57,594	23,312
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-		4,951	4,196
ITD – NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50			38,114	34,157
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,170)	(227,170)


THAI DEVELOPMENT PUBLIC COMPANY

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2005	Percentage of shareholding 31 December 2004	Investment Cost 31 March 2005	Investment Cost 31 December 2004	Investment Equity 31 March 2005	Investment Equity 31 December 2004
			Percent	Percent				
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,306)	(42,306)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	56,043	78,596
Shimizu - ITD Joint Venture	Contractor for construction of street and bridge	-	40.00, 49.00	40.00, 49.00	-	-	(1,809)	(2,052)
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	150,271	127,109
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	85,040	91,129
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	40,781	27,741
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	46,642	46,643
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	21,030	12,314
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	698,714	697,193
Total investments in joint ventures					-	-	995,841	936,930
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	17,576	17,701
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	28,516	28,516
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	26,228	26,745
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	13,051	11,341
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SDN.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	110,293	111,030



(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2005	31 December 2004	Investment Cost 31 March 2005	31 December 2004	Equity 31 March 2005	31 December 2004
			Percent	Percent				
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	76,508	71,251
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	272,172	266,584
Total					2,050,446	1,683,096	2,363,471	1,952,999
Add: Allowance for loss from investments under equity method					-	-	571,224	547,016
Total investments accounted for under equity method					2,050,446	1,683,096	2,934,695	2,500,015

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2005	31 December 2004	Investment Cost 31 March 2005	31 December 2004	Equity 31 March 2005	31 December 2004
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	272,172	266,584
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	274,697	269,109

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.



7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding		Investment	
		31 March 2005	31 December 2004	31 March 2005	31 December 2004
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	4.58	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less: Allowance on impairment				(5,000)	(5,000)
				-	-
Finance One Plc.	Finance business	-	-	585,000	585,000
Less: Allowance on impairment				(585,000)	(585,000)
				-	-


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2005	31 December 2004	Investment 31 March 2005	31 December 2004
		Percent	Percent		
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel	14.72	14.72	325,139	325,139
Add: Unrealised gain from changes in value	coated wire and cable				
of investments				126,261	123,558
				451,400	448,697
Cyber Bay Corporation, Philippines	Real estate development	14.63	14.63	179,509	172,735
Less: Unrealised loss from changes in value					
of investments				(6,409)	(91,515)
				173,100	81,220
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Total investments in other companies				740,302	645,719

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2005	31 December 2004	Investment 31 March 2005	31 December 2004
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				740,302	645,719
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel	0.86	0.86	19,178	19,178
Add: Unrealised gain from changes in value	coated wire and cable				
of investments				7,448	7,288
				26,626	26,466
Total				27,876	27,716
Total investments in other companies				768,178	673,435


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES – NET

The outstanding balances as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	928,400	1,096,880
Bhaka Bhumi Development Co., Ltd.	-	-	802,687	739,124
Siam Concrete and Brick Products Co., Ltd.	-	-	324,259	323,749
ITD - NCC Joint Venture	-	-	295,290	340,309
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
IDS Joint Venture	-	-	199,500	140,000
IN Joint Venture	-	-	118,320	113,220
Italian-Thai International Co., Ltd.	-	-	106,275	106,275
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	105,000	75,000
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	86,619	41,775
Total	-	-	3,230,410	3,240,392
Associated companies				
Palang Thai Kaowna Co., Ltd.	444,952	461,840	444,952	461,840
Khunka Palang Thai Co., Ltd.	58,882	58,889	58,882	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	515,622	532,517	515,622	532,517
Less: Allowance for doubtful accounts	(515,622)	(532,517)	(515,622)	(532,517)
Net	-	-	-	-


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Theun 2 Power Co., Ltd.	439,348	290,333	439,348	290,333
Bangkok Mass Transit System Plc.	99,805	99,374	99,805	99,374
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pla-Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp.	36,747	35,761	-	-
Total	1,307,976	1,157,544	1,271,229	1,121,783
Less: Allowance for doubtful accounts	(868,628)	(867,211)	(831,881)	(831,450)
Net	439,348	290,333	439,348	290,333
Long-term loans and advances to related companies - net	439,348	290,333	3,669,758	3,530,725

Significant movements in the long-term loans and advances to related parties balances for the three-months period ended 31 March 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the period		31 March 2005
		Increase	Decrease	
Subsidiaries and joint ventures				
ITO Joint Venture	1,096,880	-	(168,480)	928,400
Bhaka Bhumi Development Co., Ltd.	739,124	63,563	-	802,687
Siam Concrete and Brick Products Co., Ltd.	323,749	510	-	324,259
ITD - NCC Joint Venture	340,309	-	(45,019)	295,290
IDS Joint Venture	140,000	59,500	-	199,500
IN Joint Venture	113,220	5,100	-	118,320
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	75,000	30,000	-	105,000
Related companies				
Nam Theun 2 Power Co., Ltd.	290,333	149,015	-	439,348
Bangkok Mass Transit System Plc.	99,374	431	-	99,805

9. PROPERTY, PLANT AND EQUIPMENT

As at 31 March 2005, the Company and a subsidiary have mortgaged part of the building with aggregate net book values of Baht 611 million and land of Baht 278 million (31 December 2004: Baht 622 million and Baht 295 million, respectively) with a bank to secure long-term loans from this bank.

As at 31 March 2005, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 82.9 million (31 December 2004: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 1,162 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	187,306	235,008
I.C.C.T. Joint Venture	-	-	184,354	184,354
ITO Joint Venture	-	-	88,638	155,163
Italthai Trevi Co., Ltd.	-	-	47,466	103,200
Thai Maruken Co., Ltd.	-	-	43,184	28,423
Siam Concrete and Brick Products Co., Ltd.	-	-	32,258	42,407
ITD – VIS Joint Venture	-	-	28,066	25,645
Asian Steel Product Co., Ltd.	-	-	22,227	13,857
IN Joint Venture	-	-	7,055	10,529
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	6,677	3,297
Thai Pride Cement Co., Ltd.	-	-	6,453	11,811
Others	-	-	14,247	13,982
Total	-	-	667,931	827,676

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Associated companies				
MCRP Construction Corporation, Philippines	137,291	131,006	137,291	131,006
Bangkok Steel Wire Co., Ltd.	21,951	21,550	7,297	7,266
Thai Rent All Co., Ltd.	15,618	15,048	14,832	14,345
ATO-Asia Turnouts Ltd.	2,426	2,285	627	486
Others	5,674	5,675	-	-
Total	182,960	175,564	160,047	153,103
Related companies				
(Related by way of common directors)				
Takenaka Corporation	220,399	237,917	-	-
Obayashi Corporation	208,277	208,403	-	-
Siam Steel Syndicate Co., Ltd.	174,822	82,902	171,156	78,927
Italthai Industrial Co., Ltd.	59,430	51,281	48,118	40,708
Nippon Steel Corporation	50,461	92,446	-	-
Charoong Thai Wire & Cable Plc.	47,527	19,236	20,982	15,688
Trevi Contractor BV	14,814	14,795	-	-
Nawarat Patanakarn Plc.	14,714	15,544	-	-
Christiani and Nielsen (Thai) Plc.	13,414	15,136	-	-
Trevi SPA	13,253	13,237	-	-
Siam Machinery and Equipment Co., Ltd.	12,151	-	2,468	-
A.S. Associate Engineering (1964) Co., Ltd.	10,252	9,343	-	-
Medical Device Manufacturer (Thailand) Limited	-	1,813	-	1,813
Others	61,690	70,055	121	122
Total	901,204	832,108	242,845	137,258


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	112,384	141,005	-	-
I.C.C.T. Joint Venture	138,265	138,266	-	-
ITO Joint Venture	53,184	93,098	-	-
ITD-VIS Joint Venture	9,823	8,976	-	-
IN Joint Venture	3,457	5,159	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	2,671	1,319	-	-
Others	3,763	3,547	-	-
Total	323,547	391,370	-	-
Trade accounts payable - related parties	1,407,711	1,399,042	1,070,823	1,118,037

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	660,278	660,983
Total	-	-	660,278	660,983
Related companies				
Obayashi Corporation	233,092	237,095	-	-
Nishimatsu Construction	49,864	-	-	-
Alcatel Cable France	39,196	39,196	-	-
Others	19	6,021	-	-
Total	322,171	282,312	-	-
Short-term loans and advances from related parties	322,171	282,312	660,278	660,983


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Significant movements in the short-term loans and advances from related companies balances during the three-month period ended 31 March 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the period Increase	During the period Decrease	31 March 2005
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	660,983	-	(705)	660,278
Related companies				
Obayashi Corporation	237,095	-	(4,003)	233,092
Nishimatsu Construction	-	49,864	-	49,864

13. LONG-TERM LOANS

As at 31 March 2005 and 31 December 2004, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Long-term loans	2,117	3,510	1,713	3,086
Less: Current portion	(636)	(746)	(610)	(703)
Net of current portion	1,481	2,764	1,103	2,383

The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 889 million as at 31 March 2005 (31 December 2004: Baht 917 million), as discussed in Note 9. Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

14. SHARE CAPITAL

During the period, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price	Amount	Receipt date
		(Baht per share)	(Baht)	
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate



(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2005	2004	2005	2004
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	1,875	802
Sale of equipment	-	-	4	-
Purchases of construction materials and services	-	-	118	82
Purchase of equipment	-	-	6	43
Transactions with associated companies				
Construction services and other income	11	4	9	2
Purchases of construction materials and services	29	23	18	15
Transactions with related companies				
Construction services and other income	1,273	525	219	62
Purchases of construction materials and services	261	224	179	177
Purchases of equipment	63	12	60	12

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 March 2005 and 31 December 2004 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 31 March 2005: equivalent to Baht 470 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

16. COST OF CONSTRUCTION WORK

As at 31 March 2005, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or loss recognised for current construction projects, amount to Baht 105,353 million (The Company only: Baht 64,478 million).





17. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month periods ended 31 March 2005 and 2004 after deducting tax loss brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month periods ended 31 March 2005 and 2004 of subsidiaries and joint ventures in Thailand have been calculated at the rate on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

18. GUARANTEES

As at 31 March 2005 and 31 December 2004, there were outstanding guarantees of approximately Baht 17,511 million and Baht 17,344 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 31 March 2005 and 31 December 2004, there were guarantees of approximately Baht 7,442 million and 7,887 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

19. COMMITMENTS

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 March 2005, the outstanding balances of loans are at amount of Baht 2,085 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

19.2 As at 31 March 2005, the Company, its subsidiary and its joint ventures had the outstanding commitment of NTD 3,388 million, JPY 2,179 million, Baht 5,846 million, USD 15 million, EUR 1 million and INR 3,053 million in respect of subcontracted work (31 December 2004: NTD 3,084 million, JPY 1,405 million, Baht 5,682 million, USD 0.7 million and EUR 1.4 million).

19.3 As at 31 March 2005 and 31 December 2004, the Company and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004
THB	375.3	797.6	9.4	193.5
EUR	3.5	1.6	1.1	0.2
JPY	78.0	58.3	21.0	19.8
USD	241.9	22.7	0.6	4.3
AUD	-	0.2	-	0.2
NTD	2.0	5.0	2.0	5.0
INR	-	39.0	-	39.0
PHP	6.6	-	6.6	-

19.4 As at 31 March 2005, the Company had outstanding commitment of Baht 521 million in respect of uncalled portion of investments in a subsidiary.

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 54 million (31 December 2004: Baht 55 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month periods ended 31 March 2005 and 2004 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	8,196	5,269	480	292	8,676	5,561	(1,099)	(871)	7,577	4,690
Gross profit	496	329	8	(26)	504	303	-	-	504	303
Gain (loss) on exchange									9	(48)
Other income									142	77
Administrative expenses									(315)	(137)
Reversal of (allowance for) doubtful accounts									(15)	67
Reversal of amount due to related party forgiveness - net									-	212
Loss on impairment of investment									-	(105)
Share of profit from investments accounted for under equity method									6	13
Interest expenses									(109)	(70)
Corporate income tax									(32)	(33)
Minority interests									(10)	(1)
Net earnings for the period									180	278

(Unit: Million Baht)

	As at 31 March 2005 and 31 December 2004									
	Local		Overseas		Total		Elimination		Grand total	
	31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004	31 March 2005	31 December 2004
Property, plant and equipment - net	11,452	10,481	769	809	12,221	11,290	95	101	12,316	11,391
Other assets	31,084	28,914	2,916	2,757	34,000	31,671	(7,544)	(6,983)	26,456	24,688
Total assets	42,536	39,395	3,685	3,566	46,221	42,961	(7,449)	(6,882)	38,772	36,079


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

22. FINANCIAL INSTRUMENTS

22.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

22.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

22.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 March 2005 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	2	49.13 - 49.57


THAI-ITALIAN DEVELOPMENT PUBLIC COMPANY LIMITED

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2005 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD Million	ITL million
Trade accounts payable	0.4	2.7	86.8	-	1.1	-
Trade accounts payable - related parties	-	1.1	-	-	-	43.2
Hire purchases payable	-	-	2,546.8	-	-	-
Advance received from customers under construction contract	-	-	408.5	-	-	-
Assets in foreign currencies	0.7	54.6	3,476.1	777.2	2.2	-
Retention payable	0.3	-	136.4	-	-	-

	THE COMPANY ONLY (Net)				
	EUR million	USD million	JPY Million	Kips Million	SGD Million
Hire purchases payable	-	-	2,546.8	-	-
Assets in foreign currencies	0.7	54.0	956.5	777.2	1.1

The Group will earn future revenues in foreign currencies in an amount of approximately USD 5.7 million, Taka 25.2 million, Rupee 5,903.4 million, Peso 590 million, NTD 5,218.4 million and JPY 4,078.2 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

22.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

23. SUBSEQUENT EVENT

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To decrease in the Company's registered share from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered the decrease in its registered share capital with the Ministry of Commerce on 3 May 2005.

- To approved the payment of a dividend of Baht 0.07 per share or a total Baht 293,557,473 for the 4,193,678,180 shares held by the Company's shareholders.

24. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

RECEIVED
2005 JUN 16 P 2:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Minutes of Annual General Meeting of Shareholders No.1/2005 Of Italian-Thai Development Public Company Limited

Minutes of Annual General Meeting of Shareholders No.1/2005

Of

Italian-Thai Development Public Company Limited

Time and Place The Meeting was held on April 20, 2005 at 14.45 p.m. at the meeting room, 37th floor, Head Office, 2034/132-161 Italthai Tower, New Petchburi Road, Bangkok, Thailand. The 481 shareholders and shareholder's proxy representing 226,408,254 shares participated, to be equal to 57.14 %, thus constituting a quorum, Pol. Lt. Chartachai Bunya-ananta, Director and Audit Committee Chairman who was the Chairman of the Meeting, declared the Meeting convened and proceeded with the following agenda:

Agenda 1: To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2004.

The Chairman proposed for approval the Minutes of the Annual General Shareholders' Meeting No. 1/2004 held on April 2, 2004.

No shareholder raised any objection, nor requested any amendment to such Minutes.

After due consideration, the Meeting, by majority notes of 2,390,988,440 shares, equivalent to 97.77% (with the abstention of 5,432,200 shares, equivalent to 0.23%) resolved that the Minutes of the Annual General Meeting No.1/2004 be certified.

Agenda 2: To consider and acknowledge the 2004 Operation Results.

The Chairman proposed that Mr. Premchai Karnasuta, the President, explain the details of this agenda item to the Meeting for acknowledgement the operating results of the Company in the year 2004 as follows:

1. The projects which completed in April 2004-March 2005 included the 5 Note Treasury Management Buildings worth Bt 487 million, the Metha Complex worth Bt 134 million, Centre Point Sukhumvit worth Bt 63 million, The Phisanulok-Uttaradit Section of Route No. 11 worth Bt 1,253 million and the Jaturatid Road, Section 1 worth Bt 341 million, National Highway No.2 in India worth Bt 1,230 million, the Restoration of Dalton Pass in Philippines worth Bt 451 million, Taiwan High Speed Rail Project Contract 295 by the joint venture between the Company, Evergreen Construction

Corporation, and Pacific Electric Wire and Cable Co., Ltd. worth Bt 4,886 million. The construction of the Blue Line North Section of Metropolitan Rapid Transit Authority's underground mass transit system by ION Joint Venture worth Bt 28,550 million.

2. The projects under construction include the Passenger Terminal Building and Concourse Building having of progress 93% and 90% complete respectively, the Airfield Pavement for Suvarnabhumi (New Bangkok) International Airport with the value of Bt 7,400 million being undertaken by the IOT Joint Venture which is 77% complete, The South Rail Tunnel section, valued at Bt 3,168 million, was awarded to IOT Joint Venture and is now 75% complete, the North Rail Tunnel section, valued at Bt 3,890 million awarded to ITO Joint Venture, and now 80% complete, New Office Building for Bank of Thailand worth Bt 1,523 million, 5% complete, Suvarnabhumi Airport Hotel worth Bt 2,004 million, 25% complete, Baan Ua-Arthorn Turn-Key Projects with the value of Bt 7,209 million, 25% complete, the Tunnel across Kaset-Nawamin Intersection worth Bt 348 million, 3% complete, the Southletay Road Project worth Bt 590 million, 20 % complete, The New Nankang Underground Station Project with the contract value of NTD 11,736 million (New Taiwan Dollars), again in joint venture with Evergreen Construction Corporation, has progressed to be 15% complete, Major Bridge and Approach Road across the Rupsa River with the contract value of USD 77.4 million, awarded to a joint venture with ITD and Shimizu Corporation, has progressed to 92% complete, the aviation fuel pipeline to the Suvarnabhumi (New Bangkok) International Airport being undertaken under a Bt 1,167 million contract by the ITD-NSC Joint Venture is 90% complete, the Rehabilitation of Sihanoukville Port Project being undertaken under a USD 27 million contract by the Company and Penta-Ocean Corporation is 99% complete, Kol Dam Hydro Electric Power Project in India with a contract value of 6,645 million Indian Rupee is 8% complete, the 8 Flyover Bridges of Bangkok Metropolitan with a contract value of Bt 1,609 million is 20 % complete, Mae Moh Mine Phase 5 in Thailand (2000 to 2009) with contract value of Bt 11,025 million is 45% complete, Electrical Work for the Passenger Terminal Building of Suvarnabhumi (New Bangkok) International Airport being undertaken under a Bt 2,292 million contract by the IDS Joint Venture has progressed to 79% complete, and BMA Flood Protection Tunnel Project being undertaken by IN Joint Venture with the contract value of Bt 1,938 million has progressed to 22% complete.

3. The new projects awarded in early 2005 include Muang Lak Stadium with a contract value of Bt 1,950 million, Huchison Port A3 with a contract value of Bt

1,304 million, Phulae Resort with a contract value of Bt 319 million, and the Nam Theun 2 Hydro Electric Project in Laos PDR being undertaken under a Bt 8,317 million contract by the ITD-NCC Joint Venture.

4. A Project waiting for contract signing is the Riverside Garden Project with a contract value of Bt 959 million.

5. The Projects for which the Company has proposed the lowest bid price include the West Bengal Road in India with a contract value of Bt 2,245 million, Rock Mining FDG Project with a contract value of Bt 884 million, Baan Ua-Arthorn Sai-mai Projects with a contract value of Bt 790 million, the Underground Duct Bank Vibhavadi-Prompong-Sukhumvit 39 with a contract value of Bt 95 million, the Residential Building for Krongprem Prison with a contract value of Bt 238 million, Chatujak Shopping Mall Project with a contract value of Bt 439 million, and the Palm Laguna Dubai Project being undertaken under a Bt 4500 million contract by the ITD-NWR Joint Venture.

The Company is also preparing for bidding in the Mega-projects of the Thai Government, such as Lam Pak Bear Project, subway project, irrigation project, pipeline project, and express-way project. In addition, the Company has decided to invest in an 80.47% equity stake of Skanska Cementation India Ltd, foreseeing the growth of construction industry in India. The Company also expands its construction base in Vietnam, Iran, Dubai, Qatar and others countries. The Company expects to be awarded many mega-projects that will increase profit and reputation of the Company. The details of operating results are in the Annual Report of the Company.

After explaining the details of this agenda item, the shareholders suggested presenting the operating results of the Company using slides for the next meeting.

The Chairman proposed the Meeting consider and acknowledge the Operating Result Report.

After due consideration, the Meeting, by majority notes of 2,390,988,440 shares, equivalent to 99.77%, (with the abstention of 5,432,200 shares equivalent to 0.23%), resolved that the operating results of the Company in the year 2004 be acknowledged.

Agenda 3: To consider and approve the Company's Balance Sheet and Profit and Loss Statements for the year ended December 31, 2004.

The Chairman stated and proposed to the Meeting for consideration and approval the Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2004 as considered by the Audit Committee and as audited and certified by the auditor of the Company.

After due consideration, the Meeting, by a majority vote of 2,356,013,540 shares equivalent to 98.31% (with the abstention of 40,407,100 shares, equivalent to 1.69%), resolved that Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2004 be approved.

Agenda 4: To consider and approve the allocation of partial profits as legal reserve.

The Chairman proposed that Mrs. Nijaporn Charanachitta, Senior Executive Vice President explain to the Meeting that according to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

Per Balance Sheet and Profit and Loss Statements of the Company for the year ended December 31, 2004, the Company shall allocate the partial profits as legal reserve in the amount of Bt 60,876,000, plus the existing legal reserve in the amount of Bt 264,922,000, the total amount of legal reserve of the Company is Bt 325,798,000.

A shareholder asked how long it will take for the legal reserve of the Company to reach not less than 10% of the registered capital. The management answered the question clearly.

After due consideration, the Meeting, by majority notes of 2,390,988,440 shares, equivalent to 99.77% (with the abstention of 5,432,200 shares, equivalent to 0.23%), resolved that the allocation of partial profits as legal reserve be approved.

Agenda 5: To consider and approve the Payment of dividend for 2004 accounting period

The Chairman proposed that Mrs. Nijaporn Charanachitta, Senior Executive Vice President explain to the Meeting that per the Balance Sheet and Profit and Loss Statement of the Company year ended December 31, 2004, the Company

has a net profit of Bt 1,217,522,624. The Board of Directors' Meeting passed a resolution for the approval of payment of dividend for 2004 accounting period to be paid to those shareholders whose names are in the share register book of the Company on April 8, 2004, at the rate of Bt 0.07 per share.

After due consideration, the Meeting, by majority notes of 2,390,988,440 shares, equivalent to 99.77% (with the abstention of 5,432,200 shares, equivalent to 0.23%), resolved that the payment of the dividend for 2004 accounting period be approved.

Agenda 6: To consider and approve the appointment of new Directors in place of directors retiring from office by rotation and the appointment one additional director and one additional independent director and to determine the authority of directors and to determine the remuneration for the Board of Directors

The Chairman proposed the Meeting consider and approve the reappointment of those Directors who resigned by rotation and the appointment of one additional director and one additional independent director, to determine the authority of directors, and to determine the remuneration for the Board of Directors.

After due consideration, the Meeting:

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Mr. Boonmee Pisanuwongse be reappointed for another term.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Mr. Pathai Chakornbundit be reappointed for another term.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Mr. Yuthachai Charanachitta be reappointed for another term.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with not approved vote of 2,400 shares and the abstention of 97,860,000 shares) resolved that Mr. Tawatchai Suthiprapha be appointed to be the Director.

by a majority vote of 2,224,310,240 shares, equivalent to 92.82% (with not approved voted of 74,250,400 shares, equivalent to 3.10% and the abstention of 97,860,000 shares equivalent to 4.08%) resolved that Mr. William Zentgraf be appointed to be the Independent Director.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that the authority of directors, and the remuneration for the Board of Directors approved as follows:

The authority of directors:

1. Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta are authorized to sign and stamp with the Company mark.

2. Mr. Premchai Karnasuta or Mrs. Nijaporn Charanachitta and Mr. Boonmee Pisanuwongse or Mr. Pathai Chakornbundit are authorized to sign and stamp with the Company mark.

Remark:

In the past, the authority of directors certified by the Department of Business Development, the Ministry of Commerce was as follows:

1. Mr. Chaijudh Karnasuta is authorized to sign and stamp with the Company mark.

2. Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta, 2 persons, are authorized to sign and stamp with the Company mark.

3. Mr. Premchai Karnasuta or Mrs. Nijaporn Charanachitta and Mr. Boonmee Pisanuwongse or Mr. Pathai Chakornbundit, 2 persons, are authorized to sign and stamp with the Company mark.

The remuneration for the Board of Directors for the year 2005

Not more than Bt 5,650,000 per year

Agenda 7: To consider and approve the appointment of new Audit Committee Members in place of Audit Committee Members retiring from office by rotation and the appointment one additional Audit Committee Member and the determination of the remuneration for the Audit Committee.

The Chairman proposed that Mrs. Nijaporn Charanachitta, Senior Executive Vice President explain the details of the appointment of new Audit Committee Members in place of Audit Committee Members retiring from office by rotation and the appointment of one additional Audit Committee and to determine the remuneration for Audit Committee at not more than Bt 1,710,000 per year.

The Chairman also proposed to the Meeting to ratify the increase of the remuneration for Audit Committee for the 2004 from Bt 780,000 to Bt 1,130,300 because of the intensive duties and increase of audit measures.

After due consideration, the Meeting:

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Pol. Lt. Chatrachai Bunya-Ananta be reappointed for another term.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Prof. Dr. Mingsarn Kaosa-Ard be reappointed for another term.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Dr. Krisorn Jittorntrum be reappointed for another term.

by a majority vote of 2,224,310,240 shares, equivalent to 92.82% (with a not approved voted of 74,250,400 shares, equivalent to 3.10% and the abstention of 97,860,000 shares, equivalent to 4.08%), resolved that Mr. William Zentgraf be appointed to be the Audit Committee.

by a majority vote of 2,298,560,640 shares, equivalent to 95.92% (with the abstention of 97,860,000 shares equivalent to 4.08%), resolved that the remuneration for Audit Committee be not more than Bt 1,710,000 per year and the increase of the remuneration for Audit Committee for the 2004 from Bt 780,000 to Bt 1,130,300 be ratified.

Agenda 8: To consider and approve the appointment of auditors and determination of the auditors' remuneration

The Chairman proposed that Mr. Chartchai Chutima, Vice President (Finance) explain the details of this agenda item.

The Chairman proposed to the Meeting for approval the appointment of auditors and the determination of the auditors' remuneration.

After due consideration, the Meeting, by a majority vote of 2,390,988,440 shares, equivalent to 99.77% (with the abstention of 5,432,200 shares equivalent to 0.23%), resolved that Mr. Ruth Chaowanakawi, a Certified Auditor No. 3247 and / or Mrs. Nonglak Phumnoi, a Certified Auditor No. 4172 of Ernst & Young

Office Limited be auditors of the Company for the year 2005 and that the remuneration for auditors be fixed in the amount of Bt 1,900,000.

Agenda 9: To consider and approve a decrease of the registered capital of the Company

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance) explain to the Meeting the resolutions made at the Annual General Meeting of Shareholders No. 1/2004 held on April 2, 2004 to approve the increase of the registered capital by Bt 855,000,000 (Eight Hundred and Fifty-Five Million) by the allocation of newly issued ordinary shares as follows: not more than 455,000,000 (Four Hundred and Fifty-Five Million) newly issued ordinary shares, in whole or in part, will be allocated for domestic and/or international public offering, on one or several occasions, and that not more than 400,000,000 (Four Hundred Million) newly issued ordinary shares be allocated to be a reserve for the conversion of the Company's convertible debentures, therefore the registered capital of the Company is Bt 4,593,678,180 (Four Thousand Five Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred and Eighty Baht).

At present, the Company has offered 455,000,000 newly issued ordinary shares for public offering and has registered the change of paid up capital on February 10, 2005. However, the Company did not offer the convertible debentures. Therefore the Company determines to decrease the registered capital of the Company from Bt 4,593,678,180 (Four Thousand, Five Hundred and Ninety-Three Million, Six Hundred and Seventy-Eight Thousand, One Hundred and Eighty Baht) to 4,193,678,180 (Four Thousand, One Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred and Eighty Baht), equal to the paid up capital.

The Chairman proposed the Meeting to consider the matter for approval.

After due consideration, the Meeting, by a majority vote of 2,390,988,440 shares, equivalent to 99.77% (with the abstention of 5,432,200 shares, equivalent to 0.23%), resolved that a decrease of the Company's registered capital of the Company to 4,193,678,180 (Four Thousand, One Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred and Eighty Baht) be approved.

Agenda 10: To consider and approve an amendment of Clause 4 of the Memorandum of Association of the Company to be in line with the decrease of the registered capital of the Company

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance) explain the details of Clause 4 of the Memorandum of Association to be amended as follows:

The registered capital of Bt 4,193,678,180 (Four Thousand, One Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred Bt)

Divided into 4,193,678,180 (Four Thousand, One Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred and Eighty shares) shares

The par value of Bt 1 (One Baht) per share

Consists of 4,193,678,180 (Four Thousand, One Hundred and Ninety-Three Million, Six hundred and Seventy-Eight Thousand, One Hundred and Eighty shares) ordinary shares

Preferred shares –

The Chairman proposed the Meeting to consider for approval

After due consideration, the Meeting, by a majority vote of 2,390,988,440 shares, equivalent to 99.77% (with the abstention of 5,432,200 shares, equivalent to 0.23%), resolved that an amendment of Clause 4 of the Memorandum of Association of the Company to be in line with the decrease of the registered capital of the Company be approved.

Agenda 11: To Consider and Ratify the Share Purchase of Italthai Marine Company Limited, Thai Pride Cement Company Limited, and Skanska Cementation India Limited

The Chairman proposed that Mrs. Nijaporn Charanachitta, Senior Executive Vice President explain the details of the cause of investment, by share purchase, in Italthai Marine Company Limited, Thai Pride Cement Company Limited, and Skanska Cementation India Limited.

The Company understood that the Company could proceed with the said 3 transactions in accordance with its Notification to the Stock Exchange of Thailand. However, the legal firm advised the Company after transactions were completed that

the said transactions have to be approved by the Shareholders' Meeting because the said transactions are a transaction concerning the acquisition or disposition of securities of listed company as defined in the Public Company Limited Act of 1992 (B.E. 2535).

In this case, although the Company has already purchased the shares of other companies before approval by the shareholders, the Company should propose the said transactions to the Shareholders' Meeting for ratification.

In this agenda item, the shareholders asked many questions about share purchase and operating results of the said company.

Mr. Chatichai Chutima, Vice President (Finance) answered the questions about price and total number of purchased shares. The total value of 3 investments is 980 million, equivalent to 2.7% of the total value of assets of the Company (Bt 36,078 million). Therefore, as the said transactions have not to be approved by the Shareholders' Meeting in accordance with the Notification of the Stock Exchange of Thailand concerning the acquisition or disposition of assets and the Company has already disclosed the said transaction to the Stock Exchange of Thailand, the Company proposed the Meeting ratify these transactions to comply with the Public Company Limited Act of 1992 (B.E. 2535).

Furthermore, Mr. Premchai Karnasuta, the President, explained that the Company had to rapidly decide the investment in Skanska Cementation India Limited (SCIL), subsidiary of Skanska A.B., the largest contractor in the world, because the Company foresaw that the construction industry in India is growing. After the purchase of the 80.47% equity stake in SCIL, a listed company in the Stock Exchange of India, the share price of SCIL increased approximately 5 fold. The Company has also been awarded new projects in India with contracts valued at Bt 20,000 million and will shortly compete bidding for projects valued at Bt 100,000 million. SCIL has changed its name to ITD Cementation India Limited. For the investment in Thai Pride Cement Company Limited, the Company wants to grant limestone mining licenses and cement manufacture license. The Company has planned that the factory building will be completed within 13 months and will start to produce cement within 2005. The Company is confident that this project will generate a good return because of experience in cement manufacture operation of the Company, the increase of cement price and it will supply cement for the construction projects of the Company.

One of the shareholders supported these investment projects.

After the management made the shareholders clear, the Chairman proposed the Meeting to consider and ratify the Company's actions.

The Meeting, by a majority vote of 2,071,582,680 shares, equivalent to 86.44% (with not a approved vote of 270,518,760 shares, equivalent to 11.29% and the abstention of 54,319,200 shares equivalent to 2.27%) resolved that the Share Purchase of Italthai Marine Company Limited, Thai Pride Cement Company Limited and Skanska Cementation India Limited be ratified.

The shareholders suggested the Company attach to the meeting invitation notice a map showing the place of the Meeting and an envelope for sending proxy form to the Company.

Since there was no other business, the Chairman adjourned the meeting at 16.00 pm.



....

(Pol. Lt. Chatrachai Bunya-anata)
Chairman of the Meeting